Exhibit 99.6

Bookham Technology plc

26 November 2003

Oxfordshire, UK – 26 November 2003:  Bookham Technology plc announces that on 26 November 2003 it received notification from Aviva plc (formerly CGNU plc) (“Aviva”) that, following a purchase of 844,822 ordinary shares in the Company on 24 November, its subsidiary Morley Fund Management Limited is now interested in 31,097,905 ordinary shares, representing approximately 14.38% of the current issued share capital of the Company, including a material interest in 19,859,342 shares (9.17%).  Aviva has the same interest.